SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of June, 2005

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Date: June 2nd, 2005

June 2, 2005

Hanson PLC – IFRS guidance

Hanson PLC, the international building materials company, today provided guidance on the effect of restating its December 31, 2004 financial results under International Financial Reporting Standards (IFRS).

As an EU-listed company, Hanson is required to adopt IFRS from January 1, 2005. The adoption of IFRS will first apply to the group’s financial statements for the six months ending June 30, 2005. Previously Hanson reported under UK generally accepted accounting principles (UK GAAP). For guidance, the adoption of IFRS will result in the following changes to the Company’s reported results:

Results for the 12 months ended December 31, 2004	Reported on Feb 24, 2005 (UK GAAP)	IFRS	change
Turnover	£3,810.2m	£3,435.5m	- £374.7m
Continuing operating profit (before impairments)	£399.5m	£428.7m	+ £29.2m
Profit after taxation (after impairments and discontinued operations)	£193.6m	£315.5 m	+ 121.9m
Basic EPS (after impairments and discontinued operations)	26.4p	43.0p	+ 16.6p
Free cash flow (operating cash flow after interest and taxation)	£487.6m	£507.5m	+ £19.9m
Gearing	25.5%	28.4%	+ 2.9ppts
Net equity	£2,725.1m	£2,443.3m	- £281.8m
Net debt	£695.2m	£695.2m	—

Under IFRS, the group no longer includes its share of sales generated by joint-ventures and associates within turnover. Turnover from discontinued operations is also no longer included within group turnover. Total turnover is reduced by £374.7m to £3,435.5m as a result.

Continuing operating profit (before impairments) is increased by £29.2m (+ 7.3%). This is partly due to the add back of goodwill amortisation of £52.6m. It also includes an additional charge of £8.6m relating to the group’s pension and other post retirement benefit obligations. Under IFRS, the service charge is shown within operating profit and the associated net finance income is separately reported within finance costs. Finally a number of additional reclassifications (£13.6m) and adjustments (£1.2m) have resulted in a reduction of £14.8m to operating profit. The principal reclassification is to include Hanson’s share of its joint-ventures’ and associates’ interest and tax within operating profit.

Profit after tax is increased by £121.9m (+ 63.0%). This is partly due to the £52.6m goodwill amortisation add back and £8.6m pension charge increase detailed above. In addition finance costs include the associated net finance income of £12.0m for pensions and other post-retirement benefits. The tax charge reduces by £70.9m, largely due to the non-recurring recognition of additional deferred tax benefit in Australia relating to 2004. A number of additional adjustments have reduced profit after tax by a further £5.0m.

There is no impact on the cash flow of the group or its net debt at December 31, 2004 resulting from IFRS. However, there are a number of changes to individual cash flow lines resulting from reclassifications. Free cash flow increases by £19.9m due to the reclassification of dividend income from joint-ventures and associates to cash flow from operating activities. An increase to the net cash outflow after financing of £44.0m reflects the IFRS requirement to include short term deposits within the definition of cash and cash equivalents.

Net equity is reduced by £281.8m (10.3%) to £2,443.3m. £225.6m of the reduction relates to pensions and post-retirement benefits. A decrease of £189.2m is largely due to changes in deferred tax recognition. These are partly off-set by the reversal of the 2004 goodwill amortisation charge and the 2004 dividend accrual. Gearing consequently increases by 2.9ppts to 28.4%.

Further detail is provided in the attached appendices and is also available at www.hanson.biz/IFRS, together with restated results for the half year to June 30, 2004.

A conference call for analysts, hosted by Jonathan Nicholls (Finance Director), will take place today at 8.30am BST. The dial-in number is +44 (0)20 8901 6902. A replay of this conference call will be available for 48 hours from 11.30am BST today. The dial-in number for the replay is +44 (0)20 8515 2499 (PIN number 654167#), or, for US investors, +1 303 590 3000 (PIN number 11030217#).

Forward looking statements

Certain statements in this press release may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward looking statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by Hanson’s indebtedness and leverage, a credit downgrade by the ratings agencies, contingent liabilities arising in connection with recently disposed businesses, risks associated with Hanson’s international operations, risks of litigation and other factors described in the parent company’s filings with the SEC including its reports on Form 6-K. Accordingly readers are cautioned not to place undue reliance on these forward looking statements which speak only at their respective dates.

The financial information presented contains details of transitional adjustments calculated based on information available. These should not be used as indicators of future adjustments between UK GAAP and IFRS that will be required due to the risk and uncertainty surrounding events in the future.

Inquiries:	Nick Swift / Carol Ann Walsh

Hanson PLC

+44 (0)20 7245 1245

Notes:

1.	Hanson is one of the world’s leading heavy building materials companies. It is the largest producer of aggregates – crushed rock, sand and gravel – and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.

2.	Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).

3.	High-resolution Hanson images are available to download from Hanson’s website and from www.newscast.co.uk.

Appendices:

I.	Financial highlights
II.	Preliminary IFRS Financial Statements
	1.	Basis of preparation
	2.	Basis of presentation
	3.	Basis of segmentation
	4.	Profit and loss account
	5.	Balance sheet
	6.	Group cash flow statement
	7.	Reconciliation of equity
	8.	Accounting Policies

APPENDIX I

1. FINANCIAL HIGHLIGHTS

i)	Simplified profit and loss account

	December 2004 (UK GAAP published) £m	Reclassifications – joint-ventures and associates £m	Reclassifications – discontinued operations £m	December 2004 (restated for IFRS) £m
Turnover
North America
Hanson Aggregates	950.7	(53.4)	—	897.3
Hanson Building Products	648.3	(0.9)	—	647.4

	1,599.0	(54.3)	—	1,544.7
UK
Hanson Aggregates	878.5	(106.6)	—	771.9
Hanson Building Products	305.4	—	—	305.4

	1,183.9	(106.6)	—	1,077.3
Australia & Asia Pacific
Hanson Australia	579.7	(166.5)	—	413.2
Hanson Asia Pacific	141.0	(16.5)	—	124.5

	720.7	(183.0)	—	537.7

Hanson Continental Europe	277.8	(2.0)	—	275.8

Discontinued	28.8	—	(28.8)	—

	3,810.2	(345.9)	(28.8)	3,435.5

i)	Simplified profit and loss account (continued)

	December 2004 (UK GAAP published) Before exceptionals £m	Exceptional items (UK GAAP published) £m	December 2004 (UK GAAP published) After exceptionals £m	Goodwill £m	Pensions and other post- retirement benefits £m	Tax and other adjustments £m	Reclassif- ications £m	December 2004 (restated for IFRS) £m
Operating profit
North America
Hanson Aggregates	131.3	—	131.3	—	1.2	(1.6)	(0.1)	130.8
Hanson Building Products	111.2	—	111.2	—	0.5	(0.5)	—	111.2

	242.5	—	242.5	—	1.7	(2.1)	(0.1)	242.0
UK
Hanson Aggregates	85.9	—	85.9	—	(7.0)	—	(4.4)	74.5
Hanson Building Products	40.6	—	40.6	—	(3.3)	—	—	37.3

	126.5	—	126.5	—	(10.3)	—	(4.4)	111.8
Australia & Asia Pacific
Hanson Australia	72.3	—	72.3	—	0.5	0.9	(7.2)	66.5
Hanson Asia Pacific	5.6	—	5.6	—	—	—	—	5.6

	77.9	—	77.9	—	0.5	0.9	(7.2)	72.1
Hanson Continental Europe	25.5	—	25.5	—	—	—	—	25.5

Discontinued	1.9	—	1.9	—	—	—	(1.9)	—

	474.3	—	474.3	—	(8.1)	(1.2)	(13.6)	451.4
Goodwill amortisation	(52.6)	—	(52.6)	52.6	—	—	—	—
Central	(22.2)	—	(22.2)	—	(0.5)	—	—	(22.7)

Continuing operating profit	399.5	—	399.5	52.6	(8.6)	(1.2)	(13.6)	428.7
Operating impairments	—	(49.8)	(49.8)	—	—	(1.4)	—	(51.2)

Continuing operating profit after operating impairments	399.5	(49.8)	349.7	52.6	(8.6)	(2.6)	(13.6)	377.5
Net interest payable	(58.2)	—	(58.2)	—	—	—	58.2	—
Net interest receivable	—	2.8	2.8	—	—	—	(2.8)	—
FRS 12 discount	(4.5)	—	(4.5)	—	—	—	4.5	—
Finance costs	—	—	—	—	12.0	(2.1)	(56.7)	(46.8)

Profit before taxation before discontinued operations	336.8	(47.0)	289.8	52.6	3.4	(4.7)	(10.4)	330.7
Taxation - charge for year	(80.1)	—	(80.1)	—	—	131.3	(35.0)	16.2
Taxation - exceptional items	—	60.4	60.4	—	—	(60.4)	6.3	6.3

Total taxation	(80.1)	60.4	(19.7)	—	—	70.9	(28.7)	22.5

Profit after taxation before discontinued operations	256.7	13.4	270.1	52.6	3.4	66.2	(39.1)	353.2

Discontinued operations *
Non-operating items	—	(76.5)	(76.5)	—	—	—	76.5	—
Current year profit after tax of discontinued operations	—	—	—	—	—	—	1.9	1.9
Profit / loss on current year disposals	—	—	—	—	—	(0.3)	10.7	10.4
Profit / loss on prior years’ disposals (including asbestos)	—	—	—	—	—	—	(50.0)	(50.0)

Profit after taxation - total	256.7	(63.1)	193.6	52.6	3.4	65.9	—	315.5

Earnings per ordinary share
Basic	35.0p	—	26.4p	—	—	—	—	43.0p

*	Under UK GAAP, this section relates to exceptional items which have been reclassified under IFRS based on whether the item relates to discontinued or continuing operations.

ii)	Other financial highlights

	December 2004 UK GAAP (published) £m	Reclassifications £m	Reversal of goodwill amortisation £m	Pensions and other post-retirement benefits £m	Other adjustments £m	December 2004 (restated for IFRS) £m
Operating cash flow	559.1	19.9	—	—	—	579.0
Free cash flow	487.6	19.9	—	—	—	507.5
Capital expenditure	198.6	—	—	—	—	198.6
Net debt	695.2	—	—	—	—	695.2
Net equity	2,725.1	—	52.6	(225.6)	(108.8)	2,443.3
Gearing	25.5%	—	—	—	—	28.4%

APPENDIX II

II. PRELIMINARY IFRS FINANCIAL STATEMENTS

1.	Basis of preparation

It is possible that further changes will be required to this information before it is published as comparative information in the Interim Report 2005 and Annual Report and Form 20-F 2005. These may result from the issuance of new IFRS guidance, as well as new technical and commercial interpretations.

IFRS 1 options and exemptions

IFRS 1 “First-time Adoption of International Financial Reporting Standards” permits companies adopting IFRS for the first time to take advantage of certain exemptions from applying IFRS with full retrospective effective in the transition period. Hanson has summarised the exemptions taken in the Accounting Policies section below.

2.	Basis of presentation

The Financial Statements included here are presented in accordance with IAS 1, “Presentation of Financial Statements”. Where no definitive guidance exists in respect of presentation, the group has looked to UK GAAP to try to keep the number of changes from its UK GAAP accounts to a minimum. It is possible that this format and presentation may require some degree of modification in the event that further guidance is issued and as best practice develops.

3.	Basis of segmentation

Hanson is required to present certain data, such as its revenues and results by segment. Hanson presents this information under UK GAAP consistently with the way that it manages its business e.g. Hanson Aggregates North America; Hanson Building Products North America; Hanson Aggregates UK; Hanson Building Products UK; Hanson Australia; Hanson Asia Pacific and Hanson Continental Europe. Under IFRS, Hanson is required to identify primary segments, which will be used to present this, as well as certain additional information. The Group is also required to present limited financial information for its secondary segments. Hanson’s primary segments have been identified as follows: North America; UK; Australia; Asia and Continental Europe. Restated IFRS information is presented in the group’s press release for its primary segments. This information is further analysed into Aggregates and Building Products, for North America and the UK, consistent with the disclosures previously provided.

APPENDIX II

4. Profit and loss account

4.1 Preliminary IFRS profit and loss account

For the 12 months ended December 31, 2004

	UK GAAP Published £m	IFRS adjustments £m	IFRS £m
Continuing operations and acquisitions:

Turnover - group and share of joint ventures’ and associates’ turnover	3,810.2	(374.7)	3,435.5
Less joint ventures’ turnover	(264.2)	264.2	—
Less associates’ turnover	(81.7)	81.7	—

Group turnover	3,464.3	(28.8)	3,435.5

Costs and overheads	(3,128.2)	95.0	(3,033.2)

Group operating profit	336.1	66.2	402.3

Share of joint-ventures’ profit after tax	2.8	16.0	18.8
Share of associates’ profit after tax	10.8	(3.2)	7.6

Operating profit before impairments	349.7	79.0	428.7

Operating impairments	—	(51.2)	(51.2)

Operating profit after impairments	349.7	27.8	377.5

Finance costs	(59.9)	13.1	(46.8)

Profit before taxation	289.8	40.9	330.7

Tax on continuing operations	(80.1)	96.3	16.2
Tax on impairments *	60.4	(54.1)	6.3

	(19.7)	42.2	22.5

	270.1	83.1	353.2

Discontinued operations:
Current year profit after tax of discontinued operations	—	1.9	1.9
Profit / loss on current year’s disposals	(78.3)	88.7	10.4
Profit / loss from prior years’ disposals (includes asbestos)	—	(50.0)	(50.0)
Profit / loss on disposal of fixed assets	1.8	(1.8)	—

Total discontinued operations	(76.5)	38.8	(37.7)

Profit after taxation - total	193.6	121.9	315.5

Dividends - paid	(42.8)	(84.5)	(127.3)
Dividends - proposed	(93.4)	93.4	—
Minority interest	—	0.1	0.1

Transfer to reserves	57.4	130.9	188.3

APPENDIX II

4.2 Analysis of IFRS adjustments to the consolidated profit and loss account

For the 12 months ended December 31, 2004

	UK GAAP Published £m	Good- will (a)	Pensions and other retirement benefits (b)	Taxation (c)	Dividends (d)	Other intangible assets (e)	Provisions (f)	Joint- ventures and associates (g)	Reclassifications and other (h)	IFRS adjustments £m	IFRS £m
Continuing operations and acquisitions:
Turnover - group and share of joint-ventures’ and associates’ turnover	3,810.2							(345.9)	(28.8)	(374.7)	3,435.5
Less joint-ventures’ and associates’ turnover	(345.9)							345.9		345.9	—

Group turnover	3,464.3	—	—	—	—	—	—	—	(28.8)	(28.8)	3,435.5

Costs and overheads	(3,128.2)	48.7	(8.6)			(2.0)	(0.1)		57.0	95.0	(3,033.2)

Group operating profit	336.1	48.7	(8.6)	—	—	(2.0)	(0.1)	—	28.2	66.2	402.3

Share of joint-ventures’ profit	2.8	3.9						12.1		16.0	18.8
Share of associates’ profit	10.8							(3.2)		(3.2)	7.6

Operating profit before impairments	349.7	52.6	(8.6)	—	—	(2.0)	(0.1)	8.9	28.2	79.0	428.7
Operating impairments	—							(21.9)	(29.3)	(51.2)	(51.2)

Operating profit after impairments	349.7	52.6	(8.6)	—	—	(2.0)	(0.1)	(13.0)	(1.1)	27.8	377.5

Finance costs	(59.9)		12.0				(2.1)	3.2		13.1	(46.8)

Profit before taxation	289.8	52.6	3.4	—	—	(2.0)	(2.2)	(9.8)	(1.1)	40.9	330.7

Tax on continuing operations	(80.1)			131.3				9.3	(44.3)	96.3	16.2
Tax on impairments *	60.4			(60.4)					6.3	(54.1)	6.3

Total tax	(19.7)	—	—	70.9	—	—	—	9.3	(38.0)	42.2	22.5

Profit after tax - before discontinued operations	270.1	52.6	3.4	70.9	—	(2.0)	(2.2)	(0.5)	(39.1)	83.1	353.2

Discontinued operations:
Current year profit after tax of discontinued operations	—								1.9	1.9	1.9
Profit / loss on current year’s disposals	(78.3)								88.7	88.7	10.4
Profit / loss from prior years’ disposals (includes asbestos)	—								(50.0)	(50.0)	(50.0)
Profit / loss on disposal of fixed assets	1.8								(1.8)	(1.8)	—

Total discontinued operations	(76.5)	—	—	—	—	—	—	—	38.8	38.8	(37.7)

Profit after taxation - total	193.6	52.6	3.4	70.9	—	(2.0)	(2.2)	(0.5)	(0.3)	121.9	315.5
Dividends - paid	(42.8)				(84.5)					(84.5)	(127.3)
Dividends - proposed	(93.4)				93.4					93.4	—
Minority interest									0.1	0.1	0.1

Transfer to reserves	57.4	52.6	3.4	70.9	8.9	(2.0)	(2.2)	(0.5)	(0.2)	130.9	188.3

*	UK GAAP published information represents tax on exceptional items

APPENDIX II

4.3 Explanation of IFRS adjustments to the consolidated profit and loss account

A summary of the significant differences between UK GAAP and IFRS as applicable to Hanson is as follows:

a) Goodwill

Principal difference

Under UK GAAP goodwill is required to be amortised over its expected useful economic life. Under IFRS, goodwill is no longer amortised but is held at its carrying value on the balance sheet and tested annually for impairment.

Impact

The goodwill amortisation charge of £48.7m recorded in the year under UK GAAP has been reversed. In addition, the amortisation charge of £3.9m relating to goodwill held within joint-ventures and associates has been written back to the profit and loss account. These amounts result in an increase to operating profit of £52.6m.

Goodwill has also been tested for impairment, for the year ended December 31, 2004 and at the IFRS transition date of January 1, 2004 in accordance with IFRS. An adjustment of £1.4m to operating impairments, shown within joint-ventures’ and associates’ impairments of £21.9m, was required to reflect the impact on the carrying value of goodwill of reversing amortisation in 2004 (see section g)‘Joint-ventures and associates’ below).

b) Pensions and other post-retirement benefits

Principal difference

Under UK GAAP, the group provides for the cost of pension and other post-retirement benefits over employee service lives in accordance with SSAP 24 “Accounting for pension costs”. The group also provides additional disclosures under FRS 17 “Retirement Benefits” based on the valuation methodologies required by the standard.

IAS 19 “Employee Benefits” takes a similar valuation approach to FRS 17, requiring the surplus or deficit relating to defined benefit post-retirement schemes to be recognised directly at fair value on the group’s balance sheet. IAS 19 permits entities to recognise the effects of any movements in the surpluses or deficits immediately in reserves, in common with FRS 17, or to introduce these movements gradually, using a corridor approach. Hanson has adopted the same treatment that is required under FRS 17.

Like FRS 17, IAS 19 requires the service cost element of pensions and other post-retirement benefit plans to be recognised separately from the financing elements. The financing charge represents the net of the impact of the unwinding of the discount on the schemes’ liabilities in the current year and the expected return on the schemes’ assets. Under IAS 19, Hanson has shown the service cost within operating profit and the net finance charge as part of finance costs. Under SSAP 24, both elements were included within operating profit.

Under IFRS, pensions and other post-retirement benefit plan assets are carried at their fair value and plan liabilities are carried at their present value at the balance sheet date.

Impact

Under UK GAAP the group recorded a pension charge of £36.9m and a charge relating to other post-retirement benefits of £4.1m in 2004, totalling £41.0m within operating profit. Under IFRS, the group has reflected a total 2004 charge of £37.6m, representing an operating charge of £49.6m and a net financing credit of £12.0m. Accordingly, Hanson has reduced its operating profit by £8.6m and reported income of £12.0m within finance costs. A deferred tax charge of £0.9m has been recognised in 2004 in respect of the additional pension charge, which is included within the total taxation adjustment explained below.

c) Taxation

Principal difference

The scope of deferred tax under IAS 12 is wider than under UK GAAP. Under IFRS, deferred tax is required to be provided on all temporary differences; that is the difference between the carrying value of assets and liabilities included in the financial statements and the basis of those assets and liabilities for tax purposes. Under UK

GAAP, deferred tax is provided on timing differences that have not reversed at the balance sheet date; that is items (e.g. pensions) which, for tax purposes, are taxable or deductible in periods different from those in which they are accounted for in the financial statements. UK GAAP prohibits recognition of deferred tax on certain timing differences defined in the standard.

Impact

In 2004, under UK GAAP, a deferred tax credit of £18.7m was recognised. Under IFRS, an additional deferred tax credit of £70.9m has been recognised. This principally relates to the write up, for Australian tax purposes, of Australian assets under a recently introduced Australian tax consolidation regime.

d) Dividends

Principal difference

Under UK GAAP, dividends paid and proposed in the period are recognised in the profit and loss account. IFRS requires that dividends are recognised in the profit and loss account in the period in which they are approved.

Impact

The final 2004 dividend of £93.4m approved by shareholders in 2005 has been added back to the 2004 profit and loss account and replaced by the final 2003 dividend approved in 2004 of £84.5m. The net impact of this adjustment is a £8.9m credit to retained profit.

e) Other intangible assets

Principal difference

Under UK GAAP and IFRS, certain separable intangible assets are required to be capitalised and amortised over their useful economic life and under IFRS, such assets are classified apart from goodwill (although within the intangible asset category).

Impact

A charge of £2.0m has been recorded in respect of the amortisation of intangible assets recognised under IFRS which were not separately recognised under UK GAAP.

f) Provisions

Principal difference

Under UK GAAP, the method of discounting for the group’s restoration obligation provisions is to apply a current market assessed discount rate to increases in its estimated obligation recognised each period but to leave the existing balances discounted at historic rates. IFRIC 1 “Changes in existing decommissioning, restoration and similar liabilities” requires the group to apply the current market assessed discount rate to the whole obligation.

Impact

This has resulted in an increase to financing costs of £2.1m and an increase in depreciation of £0.1m in the period.

g) Joint-ventures and associates

Principal difference

Under UK GAAP, Hanson uses the gross equity method of consolidation to account for its share of its joint-ventures’ results and assets and liabilities, which it presents on two separate lines in its balance sheet. It uses the equity method to account for its share of its associates’ results and net assets. Under IFRS, Hanson has elected to apply the equity method to both its joint-ventures and associates. This has had no impact on net profit, but requires that the group’s share of profit from joint-ventures and associates is disclosed after both interest and tax. This has been disclosed after group operating profit and before operating profit before impairments.

The group’s joint-ventures and associates are required to adopt IFRS for the purposes of reporting to Hanson and the below adjustment reflects the impact that this has had on the group’s share of their profit after tax.

Impact

The adoption of IFRS by the group’s joint-ventures and associates increases the share of their profits by £0.9m before an additional impairment charge of £1.4m, giving a net £0.5m reduction in profit after tax.

Operating profit before impairments increases by £8.9m due to the £0.9m above and £8.0m of reclassifications. The reclassifications consist of the add back of £20.5m of impairments (shown separately below operating profit before impairments) and the deduction of £3.2m of interest and £9.3m of tax which are shown within the joint-ventures and associates’ column.

h) Reclassifications and other

i) Impairments

Principal difference

Under UK GAAP the group discloses asset impairments as exceptional items within operating profit. UK GAAP requires that material items which are unusual by virtue of size or incidence must be disclosed as exceptional, where this is necessary to show a true and fair view.

Under IFRS, Hanson has changed the format of its profit and loss account and as a result, the group will be disclosing some of its UK GAAP operating exceptional items in a separate “operating impairment” line. IFRS is less prescriptive than UK GAAP regarding profit and loss account formats; however, IAS 1 still encourages entities to disclose additional lines on the face of the profit and loss account to assist the reader in understanding the entity’s financial performance.

Impact

Impairment charges have been reclassified from costs and overheads to operating impairments, increasing operating profit before impairments by £29.3m. Changes to the disclosure of impairments relating to joint-ventures and associates are described in section (g) ‘Joint-ventures and associates’ above.

ii) Profit / loss on disposal of discontinued operations and fixed assets

Principal difference

UK GAAP requires that profits / losses on the sale of fixed assets and investments and on the sale and termination of operations are shown separately on the face of the profit and loss account as exceptional items, where these are material.

As noted above, IFRS is less prescriptive regarding profit and loss account formats. It requires key elements relating to discontinued operations to be disclosed separately from continuing operations, highlighting the results of discontinued operations and the profit or loss on disposal of the operation. These amounts are disclosed after tax and are included separately in Hanson’s profit and loss account below profit after taxation. In order to aid the reader’s understanding of the group’s performance, the profits and losses on disposal of operations are split between those relating to current year disposals and additional profits and losses relating to disposals which took place in previous periods. This latter category includes charges in respect of increases to the group’s asbestos provision.

Impact

Operating profit after impairments is reduced by £1.1m due to two reclassifications. Current year profit after tax from operations discontinued in the year of £1.9m has been reclassified from turnover, costs and overheads, operating profit and taxation into a new section of the profit and loss account showing discontinued operations. This has resulted in a reduction in turnover of £28.8m and a reduction in costs and overheads of £26.9m.

Profits on sale of fixed assets of £0.8m disclosed within non-operating exceptional items have been reclassified to costs and overheads.

The resulting exceptional profits and losses on the disposal of discontinued operations have then been analysed into disposals which have taken place in the current period and costs incurred relating to disposals in previous periods. Exceptional tax gains and losses of £38.0m have been reclassified from taxation to form part of the profit or loss on disposal of the operation to which they relate. A credit of £39.1m is recorded against ‘Profit / loss from prior year’s disposals’ and a charge of £1.1m is reclassed to ‘Profit / loss on current year’s disposals’. The total loss due to discontinued operations decreases by £38.8m as a result of the above reclassifications plus an additional net loss of £0.3m explained in paragraph iii) below.

Profits on the disposal of fixed assets investments of £1.0m have been reclassified from non-operating exceptional items to profit / loss on current year disposals.

iii) Profit / loss on disposal of an overseas operation

Principal difference

Under IFRS, cumulative exchange gains or losses are recognised as part of the profit or loss on the disposal of the overseas business to which they relate. Under UK GAAP, such exchange differences included within equity reserves are not taken into account in determining the profit or loss on their sale.

Impact

The profit or loss on disposal of overseas businesses has been adjusted to reflect foreign exchange losses of £0.3m identified since January 1, 2004. This has resulted in a transfer from the cumulative translation reserve to profit / loss on current year’s disposals included within discontinued operations, with a consequent impact on profit after taxation.

iv) Minority interest

Principal difference

Under UK GAAP the group does not disclose the share of profits and losses of minority interest separately on the face of the profit and loss account on grounds of immateriality. Hanson has made this disclosure on the face of the profit and loss account under IFRS to highlight to the reader that the group has minority shareholders in certain of its subsidiaries.

Impact

The group has reclassified £0.1m as a loss attributable to minority interest from costs and overheads.

v) Share-based payments

Principal difference

Hanson operates a number of share-based incentive schemes. Under UK GAAP, it recognises the cost of these over the performance period, based on the number of awards expected to vest and their cost (calculated on an intrinsic value method) to the group. Under IFRS 2 “Share-based payment”, an expense is recognised in the profit and loss account for share-based awards expected to vest over their performance period, based on the fair value of equity instruments granted at the date of the award. Black Scholes, Binomial and Monte Carlo simulation models are used, as appropriate, to calculate the IFRS 2 fair value at the date the award is granted. The charge to the profit and loss account under IFRS 2 is only calculated on awards made after November 7, 2002 as a result of the transition option applied by the group.

Impact

The application of IFRS 2 has resulted in a credit for 2004 of £0.1m against costs and overheads disclosed within operating profit.

APPENDIX II

5. Balance sheet

5.1 Preliminary IFRS balance sheet

As at December 31, 2004

	UK GAAP Published £m	IFRS adjustments £m	IFRS £m
ASSETS

Non-current assets

Intangible assets	700.9	23.7	724.6
Property, plant and equipment	2,440.1	(1.5)	2,438.6
Investments in joint-ventures and associates	232.4	30.4	262.8
Loans to joint-ventures and other investments	54.7	(5.6)	49.1
Long term receivables	162.2	(3.1)	159.1
Deferred tax asset	—	34.7	34.7

	3,590.3	78.6	3,668.9

Current assets
Inventories	308.4	—	308.4
Trade and other receivables	984.2	(196.2)	788.0
Cash and cash equivalents	1,394.3	—	1,394.3

	2,686.9	(196.2)	2,490.7

Total assets	6,277.2	(117.6)	6,159.6

LIABILITIES

Non-current liabilities
Long-term borrowings	(1,058.3)	—	(1,058.3)
Long-term creditors	—	(126.8)	(126.8)
Provisions for other liabilities	(635.2)	64.2	(571.0)
Deferred tax liabilities	(111.5)	(129.0)	(240.5)

	(1,805.0)	(191.6)	(1,996.6)
Current liabilities
Short-term borrowings	(1,031.2)	—	(1,031.2)
Trade and other payables	(689.0)	127.1	(561.9)
Short-term provisions	—	(99.7)	(99.7)
Current tax payable	(26.9)	—	(26.9)

	(1,747.1)	27.4	(1,719.7)

Total liabilities	(3,552.1)	(164.2)	(3,716.3)

NET ASSETS	2,725.1	(281.8)	2,443.3

EQUITY
Called up share capital	73.7	—	73.7
Cumulative translation reserve	—	(24.7)	(24.7)
Other reserves	972.4	—	972.4
Minority interests	—	2.1	2.1
Own shares	(30.1)	—	(30.1)
Profit and loss account	1,709.1	(259.2)	1,449.9

	2,725.1	(281.8)	2,443.3

5.2 Analysis of adjustments to the Preliminary IFRS balance sheet

As at December 31, 2004

	UK GAAP Published £m	Goodwill and other intangible assets (a)	Pensions and other post- retirement benefits (b)	Taxation (c)	Dividends (d)	Provisions (e)	Share based payments (f)	Reclassifications and other (g)	IFRS adjustments £m	IFRS £m
ASSETS
Non-current assets
Intangible assets	700.9	47.4						(23.7)	23.7	724.6
Property, plant and equipment	2,440.1					1.8		(3.3)	(1.5)	2,438.6
Investments in joint-ventures and associates	232.4	2.5						27.9	30.4	262.8
Loans to joint-ventures and other investments	54.7							(5.6)	(5.6)	49.1
Long term receivables	162.2							(3.1)	(3.1)	159.1
Deferred tax asset	—			34.7					34.7	34.7

	3,590.3	49.9	—	34.7	—	1.8	—	(7.8)	78.6	3,668.9

Current assets
Inventories	308.4								—	308.4
Trade and other receivables	984.2		(204.9)					8.7	(196.2)	788.0
Cash and cash equivalents	1,394.3								—	1,394.3

	2,686.9	—	(204.9)	—	—	—	—	8.7	(196.2)	2,490.7

Total assets	6,277.2	49.9	(204.9)	34.7	—	1.8	—	0.9	(117.6)	6,159.6

LIABILITIES
Non-current liabilities
Long-term borrowings	(1,058.3)								—	(1,058.3)
Long-term creditors	—			(94.9)				(31.9)	(126.8)	(126.8)
Provisions for other liabilities	(635.2)		(20.7)			(14.8)		99.7	64.2	(571.0)
Deferred tax liabilities	(111.5)			(129.0)					(129.0)	(240.5)

	(1,805.0)	—	(20.7)	(223.9)	—	(14.8)	—	67.8	(191.6)	(1,996.6)
Current liabilities
Short-term borrowings	(1,031.2)								—	(1,031.2)
Trade and other payables	(689.0)				93.4		(0.3)	34.0	127.1	(561.9)
Short-term provisions	—							(99.7)	(99.7)	(99.7)
Current tax payable	(26.9)								—	(26.9)

	(1,747.1)	—	—	—	93.4	—	(0.3)	(65.7)	27.4	(1,719.7)

Total liabilities	(3,552.1)	—	(20.7)	(223.9)	93.4	(14.8)	(0.3)	2.1	(164.2)	(3,716.3)

NET ASSETS	2,725.1	49.9	(225.6)	(189.2)	93.4	(13.0)	(0.3)	3.0	(281.8)	2,443.3

EQUITY
Share capital	73.7								—	73.7
Cumulative translation reserve	—							(24.7)	(24.7)	(24.7)
Other reserves	972.4								—	972.4
Minority interests	—							2.1	2.1	2.1
Own shares	(30.1)								—	(30.1)
Profit and loss account	1,709.1	49.9	(225.6)	(189.2)	93.4	(13.0)	(0.3)	25.6	(259.2)	1,449.9

	2,725.1	49.9	(225.6)	(189.2)	93.4	(13.0)	(0.3)	3.0	(281.8)	2,443.3

5.3 Explanation of IFRS adjustments to the balance sheet on transition and at December 31, 2004

A summary of the principal differences between UK GAAP and IFRS as they apply to Hanson is as follows:

a) Goodwill and other intangible assets

Principal difference

Under UK GAAP, goodwill is capitalised and amortised through the profit and loss account over its estimated economic life, usually assumed to be no more than 20 years. Under IFRS, goodwill is no longer amortised, but is frozen at the UK GAAP carrying value at the transition date and subjected to an annual impairment test. IFRS requires that negative goodwill is recognised in the profit and loss account as it arises. UK GAAP requires acquired intangible assets to be capitalised where they can be reliably measured and amortised over their economic life. IFRS stipulates that intangible assets should be capitalised where they are separable from the entity or arise from contractual or other legal rights.

Transition impact (as at January 1, 2004)

Negative goodwill with a carrying value of £0.5m has been transferred to reserves. Intangible assets, previously recognised within the goodwill balance, with a carrying value of £7.8m, have been separately identified within intangible assets and will be amortised through the profit and loss account

Closing balance sheet impact

Intangible assets with a carrying value of £9.5m have been recognised after an amortisation charge of £1.8m (net of a foreign exchange impact of £0.2m) recorded in 2004. The carrying value of goodwill has been frozen as at the transition date after adding back the 2004 amortisation charge. Intangible assets have increased by £47.4m, consisting of the 2004 amortisation charge reversal of £48.7m, a write back of the negative goodwill at 1.1.2004 of £0.5m, less £1.8m for the amortisation of intangible assets. Adding back goodwill amortisation of £3.9m for goodwill held within joint-ventures and associates and increasing the impairment charge relating to joint-ventures and associates (see section g) within the profit and loss account narrative above) by £1.4m, increases the joint-ventures’ and associates’ goodwill balance by £2.5m.

b) Pensions and other post-retirement benefits

Principal difference

Under UK GAAP, an asset or liability in respect of pension and post-retirement medical schemes is reported on the balance sheet to the extent that the timing of any payments differs from the charge or credit reported for the period. IFRS requires that the deficit or surplus on the pension or post-retirement medical scheme, after netting the scheme assets against the liabilities, is reflected on the balance sheet.

Transition impact (as at January 1, 2004)

A provision for employee benefit deficits of £139.6m has been recognised at the transition date, which replaces provisions of £121.1m previously recognised under UK GAAP. The pension prepayment (reported within trade and other receivables under UK GAAP) of £199.6m has also been derecognised on transition to IFRS. The overall impact is a reduction in shareholders’ funds of £218.1m on transition.

Closing balance sheet impact

The closing balance sheet prepayment under UK GAAP is £204.9m and the closing balance sheet provision is £114.2m. Under IFRS, the prepayment is written off and the provision is increased by £20.7m, taking the pension provision to £53.4m and post-retirement medical schemes provision to £81.5m, totalling £134.9m. This represents the pre-tax deficit on the group’s schemes at the balance sheet date and comprises the total of the deficits recognised at the transition date above, adjusted for the charge recognised in the year, cash payments in the period and actuarial gains and losses totalling £7.5m.

c) Taxation

Principal difference

Under UK GAAP, deferred tax provision is made in respect of all timing differences that have originated but not reversed at the balance sheet date. Under IAS 12 “Income Taxes”, deferred taxes are provided under the liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying value. Deferred tax has not been provided in respect of the unremitted earnings of overseas subsidiaries on the basis that the group can control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax has not been provided for unused tax losses and credits except to the extent that it is probable that future profits will be utilised against the unused losses and credits.

Transition impact (as at January 1, 2004)

The deferred tax opening balance has increased by £182.1m. This is primarily due to liabilities arising on temporary differences in respect of historic UK and US mineral reserve revaluations for which there is a requirement to provide deferred tax under IFRS but which were not previously required to be provided for under UK GAAP.

Closing balance sheet impact

At December 31, 2004, a deferred tax asset of £34.7m was recognised together with an increase in the deferred tax liability of £129.0m compared to the UK GAAP liability of £111.5m. This is principally a result of the increased deferred tax liability in respect of mineral reserves offset by the recognition of a deferred tax asset on the write up in Australian assets, for Australian tax purposes, under a new Australian tax consolidation regime.

d) Dividends

Principal difference

Under UK GAAP, dividends are recognised in the period to which they relate. In practice this means that the group accrues for the final dividend proposed. Under IFRS, dividends are recognised in the period in which they are declared and approved. In practice, this results in the final dividend for the year being recognised in the following year, since this is when it is declared and approved.

Transition impact (as at January 1, 2004)

No accrual is required for the 2003 final dividend, since this was declared and paid in 2004. As a result, this dividend is derecognised on transition.

Closing balance sheet impact

At the year end, no dividend accrual is required, since the 2003 final and 2004 interim dividends have been paid and the 2004 final dividend had not yet been declared. The impact at the end of 2004 is to recognise the 2003 dividend proposed as it has been approved during the year and to derecognise the 2004 proposed dividend of £93.4m.

e) Provisions

Principal difference

Under UK GAAP, the group applies the current market assessed discount rate to its restoration obligations, in respect of additional charges related to its obligation. IFRIC 1 requires the discount rate used to be revised to the new current market assessed rate for the whole obligation each period.

Transition impact (as at January 1, 2004)

On transition to IFRS, the group has increased its restoration obligations as a result of this change in policy by £17.1m; this has resulted in an increase in the group’s assets of £5.5m directly as a result of the change in discount rates. The net impact of these adjustments on equity is £11.6m.

Closing balance sheet impact

The change in the group’s accounting policy as a result of guidance given in IFRIC 1 has resulted in an overall increase in provisions of £14.8m and an additional asset of £1.8m. The change is due to the additional financing cost and depreciation charge during the period and has a net impact on equity of £13.0m.

f) Share-based payments

Principal difference

Under UK GAAP, Hanson accrues the charge for its share-based payment awards in equity reserves over the performance period of those awards. The charge is based on the intrinsic value of awards at the date of grant which are expected to vest. IFRS differentiates between awards which are settled through the issuance of shares or those settled in cash. For equity-settled schemes, a balance sheet entry is recorded in equity reserves representing the cumulative profit and loss account charge less awards settled to date, as under the UK GAAP method. However, the charge is based on the fair value of share-based awards expected to vest as opposed to the UK GAAP intrinsic value method. This is assessed at the date of grant and recognised over the performance period. Cash-settled awards are accrued as a liability in the balance sheet based on the current assessment of their fair value. As explained below, Hanson has taken advantage of the option not to apply IFRS 2 to awards granted prior to November 2002.

Transition impact (as at January 1, 2004)

The opening IFRS liability for cash-settled awards of £0.4m has been reclassified from the profit and loss reserve where it was recorded under UK GAAP. As under UK GAAP, IFRS requires that movement in the cumulative profit and loss charge and utilisation for equity-settled schemes is shown as a reserve within equity. This results in no impact to the opening balance sheet for equity-settled awards.

Closing balance sheet impact

The cash-settled liability recorded in the balance sheet is £0.3m as a result of a profit and loss credit of £0.1m. As the net profit and loss charge for equity-settled schemes as a result of the transition to IFRS is £nil in 2004, the overall impact on equity reserves as a result of the transition to IFRS is also £nil. A deferred tax asset of £3.6m has been recognised in respect of future tax deductions.

g) Reclassifications and other

i)	Cumulative translation exchange losses of £24.7m arising in the year have been reclassified from the profit and loss account reserve to the cumulative translation reserve as at December 31, 2004. As permitted by IFRS 1, this reserve was set to £nil on January 1, 2004 and the cumulative foreign exchange amount for 2004 has been transferred into the cumulative translation reserve. This has had no impact on net assets.

ii)	An element of the group’s capitalised software with a net carrying value of £2.2m has been reclassified from tangible assets under UK GAAP to intangible assets in accordance with IFRS as at January 1, 2004. At December 31, 2004, this balance is £3.3m.

iii)	Goodwill with a net carrying value of £27.0m held within goodwill under UK GAAP, has been reclassified to investment in joint-ventures and associates. In addition, the transition of the group’s joint-ventures and associates to IFRS has resulted in an increase in the group’s investment of £0.9m, increasing the group’s investment in joint-ventures and associates by £27.9m in total.

iv)	IFRS requires provisions, creditors and debtors which are expected to be settled within one year from the balance sheet date to be classified as current liabilities. Long-term creditors with a value of £31.9m have been reclassified from short-term to long-term creditors under IFRS. Long-term debtors of £47.2m have been reclassified from ‘Trade and other receivables’ to ‘Long-term receivables’ which are partially off-set by a reclassification of £50.3m long-term debtors being reclassified to ‘Trade and other receivables’. The portion of provisions expected to be settled within one year has been disclosed separately and includes a reclassified amount of £99.7m. In addition, the Koppers’ insurance asset and liabilities have been included within long-term receivables and provisions on the face of the balance sheet.

(v)	The group has reclassified £2.1m from trade and other payables to minority interests.

vi)	Under IFRS, cumulative exchange differences are taken into the calculation of the profit or loss on the sale of a business to which they relate. UK GAAP does not require these to be taken into account. An amount of £0.3m of cumulative exchange losses has been reclassified from the translation reserve to profit / loss on current year’s disposals which forms part of discontinued operations in the profit and loss account.

APPENDIX II

6. Preliminary IFRS cash flow statement

For the year ended December 31, 2004

The group cash flow statement presented under UK GAAP is reconciled below to the group cash flow as restated for IFRS.

	UK GAAP £m	IFRS adjustments £m	IFRS £m
Cash flow from operating activities
Net cash flow from operating activities as reported	559.1	19.9	579.0
Interest paid	(93.0)		(93.0)
Interest received	40.4		40.4
Interest element of finance lease rental payments	(0.6)		(0.6)
Taxation	(18.3)		(18.3)

Free cash flow	487.6	19.9	507.5
Dividends from joint ventures and associates	19.9	(19.9)	—

Net cash flow from operating activities	507.5	—	507.5

Cash flow from investing activities
Purchase of property, plant and equipment	(198.6)		(198.6)
Purchase of fixed asset investments	(16.2)		(16.2)
Disposal / (purchase) of current asset investments	0.2		0.2
Sales of property, plant and equipment	18.5		18.5
Disposal of fixed asset investments	18.2		18.2
Acquisition of subsidiary undertakings	(88.4)		(88.4)
Disposal of subsidiary undertakings	55.2		55.2
Cash in acquired and disposed subsidiary undertakings	1.0		1.0
Non-operating receipts	4.2		4.2

Net cash flow from investing activities	(205.9)	—	(205.9)

Net cash flow before financing	301.6	—	301.6

Cash flow from financing activities
Dividends paid to shareholders	(127.3)		(127.3)
Purchase of own shares held in treasury	(26.1)		(26.1)
(Repayment) / increase in short term loans	(298.0)		(298.0)
Proceeds of bank loans	76.8		76.8
Repayment of debenture loans	(16.5)		(16.5)
Capital element of finance lease rental payments	(1.0)		(1.0)
Cash withdrawn from / (transferred) to deposits	44.0	(44.0)	—

Net cash flow from financing activities	(348.1)	(44.0)	(392.1)

Net cash flow after financing	(46.5)	(44.0)	(90.5)

Cash and cash equivalents at beginning of year	111.0	1,377.5	1,488.5
Net cash flow after financing	(46.5)	(44.0)	(90.5)
Foreign exchange	61.9	(70.9)	(9.0)

Cash and cash equivalents at end of year	126.4	1,262.6	1,389.0

Cash and cash equivalents comprises:
Cash at bank	131.7	—	131.7
Overdrafts	(5.3)	—	(5.3)
Short-term deposits	—	1,262.6	1,262.6

Cash and cash equivalents	126.4	1,262.6	1,389.0

The transition to IFRS from UK GAAP has had no impact on the cash flows of the group. The IFRS changes shown above are presentational only. Under UK GAAP, the cash flow statement included cash at bank and overdrafts whereas IFRS also includes short-term deposits (£1,262.6m) in the definition of cash and cash equivalents for cash flow purposes.

APPENDIX II

7. Reconciliation of equity

7.1 Reconciliation of opening equity by component of equity

As at January 1, 2004

	Called up share capital £m	Cumulative translation reserve £m	Other reserves £m	Own shares £m	Profit and loss account £m	Minority interest £m	Total equity £m
UK GAAP	73.7	—	972.4	(8.9)	1,692.1	—	2,729.3
IFRS adjustments:
Share-based payments					(0.4)		(0.4)
Goodwill					0.5		0.5
Pensions and other post-retirement benefits					(218.1)		(218.1)
Dividends					84.5		84.5
Provisions					(11.9)		(11.9)
Taxation					(278.0)		(278.0)
Reclassification of minority interest						2.7	2.7

Total IFRS adjustments	—	—	—	—	(423.4)	2.7	(420.7)

IFRS	73.7	—	972.4	(8.9)	1,268.7	2.7	2,308.6

7.2 Reconciliation of closing equity by component of equity

As at December 31, 2004

	Called up share capital £m	Cumulative translation reserve £m	Other reserves £m	Own shares £m	Profit and loss account £m	Minority interest £m	Total equity £m
UK GAAP	73.7	—	972.4	(30.1)	1,709.1	—	2,725.1
IFRS adjustments:
Opening adjustments:					(423.4)	2.7	(420.7)
Share-based payments					0.1		0.1
Goodwill and intangible assets					46.9		46.9
Joint-ventures and associates					3.4		3.4
Pensions and other post-retirement benefits					(7.5)		(7.5)
Dividends					8.9		8.9
Provisions					(1.1)		(1.1)
Taxation					88.8		88.8
Reclassification of minority interest						(0.6)	(0.6)
Foreign exchange		(24.7)			24.7		—

Total IFRS adjustments	—	(24.7)	—	—	(259.2)	2.1	(281.8)

IFRS	73.7	(24.7)	972.4	(30.1)	1,449.9	2.1	2,443.3

APPENDIX II

8. Accounting Policies

Accounting convention

The restated financial statements for 2004 have been prepared in accordance with International Financial Reporting Standards (IFRS), using the historical cost convention except where the measurement of balances at fair value is required as explained below.

Basis of preparation

The restatement has been prepared on the assumption that all IFRS statements, including Standing Interpretations Committee interpretations (SICs) and International Financial Reporting Interpretations Committee interpretations (IFRICs) issued by the International Accounting Standards Board (IASB) as effective for 2005 reporting will be endorsed by the European Commission. At the time of preparation of these restated financial statements not all standards have been endorsed by the European Commission. It is possible, therefore, that further changes will be required before this information is published as comparative information in the Interim Report 2005 and 2005 Annual Report and Form 20-F.

Basis of presentation

The financial statements included here are presented in accordance with IAS 1, “Presentation of Financial Statements”. It is possible that this format and presentation may require some degree of modification in the event that further guidance is issued and as best practice develops.

IAS 1 does not provide definitive guidance on the format of the profit and loss account, but states key lines that should be disclosed. It also requires additional line items and headings to be presented on the face of the profit and loss account when such presentation is relevant to an understanding of the entity’s financial performance.

In the past Hanson has presented items which are unusual by virtue of their size, nature or incidence separately and described these as exceptional items in accordance with UK GAAP. IAS 1 provides that in light of transactions and other events differing in frequency, potential for gain or loss and predictability, disclosing components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. It requires factors such as materiality and the nature and function of the components of income and expense to be taken into account. Hanson believes that it is still important to provide visibility over items such as impairment charges and changes in the group’s asbestos provision, to gain a proper understanding of the drivers behind the group’s results. In light of this, it still intends to identify such items separately, as impairment charges or as ‘exceptional items’ under IFRS.

A summary of the group’s key accounting policies is set out below:

First time adoption of IFRS

The transition to IFRS requires companies to apply the standards with full retrospective effect except for certain exemptions permitted under IFRS 1 “First Time Adoption of International Financial Reporting Standards”. The date of transition is January 1, 2004.

Hanson has taken advantage of the following key exemptions:

•	Business combinations: The group has elected not to restate business combinations on an IFRS basis prior to the date of transition, other than to adjust the carrying value of goodwill to reclassify separately identifiable intangible assets previously included within that goodwill at the date of transition.

•	Employee benefits: All cumulative actuarial gains and losses have been recognised in equity on transition to IFRS. The group will continue to apply this treatment, with all actuarial gains and losses being recognised in the statement of recognised income and expense on the assumption that the revised version of IAS 19 “Employee Benefits” will be endorsed by the European Commission.

•	Financial instruments: The group has taken advantage of the exemption not to restate comparatives for IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” but to apply these standards from January 1, 2005. As a result, the comparative information to the 2005 financial statements will be presented on the existing UK GAAP basis. A reconciliation between the closing 2004 balance sheet and the opening 2005 balance sheet along with its revised derivative accounting policy will be presented as part of the interim results for the six months to June 30, 2005.

•	Cumulative translation differences: IAS 21 “The Effect of Changes in Foreign Exchange Rates” requires that on the disposal of a foreign operation, the cumulative amount of exchange differences recognised within equity for the retranslation of that operation be recognised within the profit and loss account as part of the profit or loss on disposal. The group has adopted the exemption which allows these cumulative exchange differences to be set to zero at the date of transition. Share-based payments: The group has taken advantage of the exemption to apply IFRS 2 “Share-based payments” only to awards made after November 7, 2002 that have not vested at January 1, 2005.

Hanson	has elected not to take advantage of the following exemption permitted under IFRS 1:

•	Fair value or revaluation at deemed cost: The group has elected to retain UK GAAP carrying values of property, plant and equipment (including mineral reserves) as deemed cost at transition.

Basis of consolidation

The accounting reference date of the Company is December 31. The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries together with the group’s share of the results of joint-ventures and associates using the equity method of accounting. Within the profit and loss account, the group’s share of joint-venture and associate profit is stated after interest and taxation.

Use of estimates

This preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Acquisitions and disposals

The results of companies and businesses acquired during the year are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business, fair values are attributed to the identifiable assets (including separately identifiable intangible assets) and liabilities acquired and contingent liabilities assumed, that reflect their condition at the date of acquisition. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of net assets acquired and contingent liabilities assumed, the difference is treated as goodwill. Goodwill relating to acquisitions prior to January 1, 2004 is maintained at its net book value on the date of transition to IFRS. From that date goodwill is not amortised but is reviewed at least annually for impairment. Goodwill written off to reserves has not been reinstated on adoption of IFRS and will not be recycled on disposal.

Certain intangible assets, which are capable of being recognised separately and measured reliably on acquisition of a business, are capitalised at fair value on acquisition. Where these assets have a finite life, they are amortised over their useful life. Intangible assets with an indefinite life are reviewed annually for impairment.

Turnover

Turnover is recognised by the group when the risks and rewards associated with the transaction have been transferred to the purchaser which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required to satisfy the part of the contract for which turnover is being recognised and amounts are collectable under normal payment terms. Turnover represents the net amounts charged or chargeable in respect of services rendered and goods supplied, excluding inter company sales, value added tax and other sales taxes. Turnover is recognised net of any discounts agreed with the customer. Turnover on long-term construction contracts is recognised as the value of measured works, claims and variations on contracts in the year, which have been invoiced. Claims and variations are only valued where they have been agreed with the client. Where it is foreseen that a loss will arise to the group on a long-term contract, full provision is made for that loss during the year.

Assets held under leases

Assets held under finance leases are included within property, plant and equipment at the capitalised value of the future minimum lease payments and are depreciated over the shorter of their lease period and their useful life. The capital element of the future payments is treated as a liability and the interest element is charged to the profit and loss account so as to reflect a constant annual rate of interest on the remaining balance of the outstanding obligation. Rentals paid on operating leases are charged to the profit and loss account on a straight line basis over the shorter of the lease period and the useful life of the leased asset.

Deferred taxation

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying value except to the extent that the liability arises from:

•	the initial recognition of goodwill or goodwill for which amortisation is not deductible for tax purposes;

•	the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss;

•	temporary differences in respect of the unremitted earnings of subsidiaries, joint-ventures and associates where the parent is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences, carry-forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax assets and liabilities are measured, on an undiscounted basis, at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The carrying amount of a deferred tax asset is reviewed at each balance sheet date.

Current assets

Inventory is stated at the lower of cost and net realisable value, on a first in first out basis. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads. Full provision is made against slow moving stock based on historical experience. Receivables are stated after deducting a provision for doubtful debts.

Cash and cash equivalents comprise cash in hand and current balances with banks and other similar institutions, which are readily convertible into known cash amounts and which are subject to insignificant risk of changes in value and have a maturity of less than three months. For the purposes of the cash flow statement, cash and cash equivalents consists of cash and cash equivalents as defined above, net of bank overdrafts.

Property, plant and equipment (including mineral reserves)

Property, plant and equipment is shown at cost less depreciation, depletion and any impairments. The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use or its deemed cost on transition to IFRS. Costs to develop new commercial aggregate deposits and for major development programmes at existing sites are capitalised and amortised over the life of the quarry. Repair and maintenance costs are charged to costs and overheads as incurred. No depreciation is provided on freehold land except for mineral reserves which are depleted on the basis of tonnage extracted. Depreciation of other property, plant and equipment is calculated to write off their cost over their expected useful lives allowing for estimated residual value. The majority of property, plant and equipment is written off on a straight line basis over the following periods:

Plant and equipment	2-30 years
Land, building and natural resources	up to 50 years

Finance costs relating to the purchase of property, plant and equipment are not capitalised but are expensed as incurred. Exchanges of assets are measured at fair value of the asset given up unless the exchange transaction lacks commercial substance.

Asset impairment

Intangible assets and property, plant and equipment are reviewed, at least annually, to ensure that assets are not carried above their recoverable amounts. Where some indication of impairment exists, detailed calculations are made of the discounted cash flows resulting from continued use of the assets or from their disposal. Where these values are less than the carrying amount of the assets and the asset’s carrying value could not be recovered by disposing of it, an impairment loss is charged to the profit and loss account.

Research and development

Expenditure on development and improvement of new and existing products is written off in the year in which it is incurred.

Pensions and other post-retirement benefits

The group’s current and past service cost for defined benefit schemes is charged to operating profit. Interest on the defined benefit schemes’ obligations, net of the expected return on the scheme’s assets, is recognised as a finance cost. Actuarial gains and losses are recognised directly in equity through the Statement of Recognised Income and Expense so that the group’s balance sheet reflects the fair value of the schemes’ surpluses or deficits as at that date.

Contributions to defined contribution schemes are charged to operating profit as they become payable. Multi-employer schemes are accounted for as defined contribution schemes, where the group is unable to obtain adequate information regarding its share of the schemes’ assets and liabilities to account for these as defined benefit schemes.

Share-based payments

Equity-settled share-based payments awarded after November 7, 2002 are measured at fair value on the date of grant which, for non-market performance conditions, is calculated using a binomial model (based on the group’s economic valued added methodology). Where the incentive plan includes market conditions, the fair value is calculated using a Monte Carlo model (based on the group’s total shareholder return versus a comparator group). Cash-settled share-based payments are revalued using a binomial model at the end of each reporting period.

The cost of the share-based payments, which represents the compensation cost to the employee, is recognised on a straight-line basis over the vesting period based on the group’s estimate of how many of the awards will eventually vest. For awards evaluated on non-market conditions or no performance criteria, a compensation expense is ultimately only recognised for awards which vest. Where an award is dependent upon a market condition, the cost of the award is recognised irrespective of whether the award vests unless the employee leaves during the vesting period. The own shares reserve includes shares purchased by the Company’s ESOP trust to satisfy awards. Along with Treasury shares, these are recognised as a deduction to equity.

Provisions

Provisions for long-term obligations except deferred taxation are discounted using a pre-tax rate that reflects current market assessments. Deferred taxation is then provided on the discounted amount. The unwinding of the discount on provisions is included within finance costs along with the effect on the provision of changes in the discount rate.

Asset retirement obligations

A provision is recognised for the fair value of enforceable asset retirement costs in the period in which the obligation is incurred. An asset representing the future cost of dismantling facilities, where the group has a legal or constructive obligation, is recorded and depreciated over its useful life. Other reclamation costs associated with the restoration of sites, following the extraction of aggregates are expensed as incurred.

Derivatives and financial instruments (policy applied to December 31, 2004)

Financial instruments, in particular, forward currency contracts and currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. The group considers its financial instruments to be hedges when certain criteria are met.

The group’s criteria for an instrument to qualify for hedge accounting are that the instrument must be related to an asset or a liability, it must involve the same currency as the hedged item and it must control the effect of movements in foreign exchange and interest rates on the relevant asset, liability or reported results of the group.

Financial instruments are accounted for using hedge accounting as follows:

•	Forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency investments and borrowings. The difference between the spot and forward rate for these contracts is recognised as part of the net interest payable over the period of the contract. The spot rate of foreign currency hedges is revalued to the rate of exchange at the balance sheet date and aggregate unrealised gains or losses arising on revaluation are included in other debtors/other creditors. Both realised and unrealised gains and losses on these contracts are taken to reserves to the extent that those contracts relate to foreign currency investments.

•	Cross currency interest rate swaps (currency swaps) are used to hedge foreign currency assets and borrowings. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

•	Interest rate swaps are used to hedge the group’s exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.

•	Interest rate options are occasionally used to hedge the group’s exposure to movements in interest rates. Option premiums paid are recognised in the group balance sheet as prepayments and amortised over the life of the contract.

Foreign currencies

Average rates of exchange ruling during the year have been used to translate the profit and loss accounts of overseas subsidiaries, joint-ventures and associates. The balance sheets of overseas subsidiaries and associates are translated at rates ruling at the balance sheet date. Differences on translation arising from changes in the sterling value of overseas net assets, related foreign currency loans, foreign exchange contracts and currency swaps at the beginning of the accounting year, or at the date of any later capital currency conversions, together with the differences between profit and loss accounts translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of total recognised income and expense. Other exchange rate differences are dealt with in the profit and loss account for the year.

Advertising costs

Expenditure on advertising is written off in the period in which it is incurred.

Dividends

Dividends are shown as a deduction below profit for the financial year in the year in which they are approved by the group’s shareholders and paid.